Mail Stop 3628


                                                                September 9,
2019


     Via E-mail
     Scott Krohn
     President
     Verizon ABS LLC
     One Verizon Way
     Basking Ridge, New Jersey 07920

            Re:    Verizon Owner Trust 2018-A
                   Form 10-K
                   Filed March 28, 2019
                   File No. 333-224598-01

     Dear Mr. Krohn:

            We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

            Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments.

     Exhibits

        1. It does not appear that assessments of compliance and related attestations have been filed for Items 1122(d)(4)(i) and 1122(d)(4)(vi). Please amend to provide the assessments and related attestations or advise.

             We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott Krohn
Verizon ABS LLC
September 9, 2019
Page 2


       You may contact Benjamin Meeks at (202) 551-7146 or me at (202) 551-3313 if you have any questions.


                                                       Sincerely,

                                                       /s/ Rolaine S. Bancroft

                                                       Rolaine S. Bancroft
                                                       Senior Special Counsel
                                                       Office of Structured
Finance


cc:    Audrey E. Prashker, Esq.
       Verizon Communications Inc.

       Reed D. Auerbach, Esq.
       Morgan, Lewis & Bockius LLP